

September 15, 2010

Mr. Roger R. Hopkins
National Health Investors, Inc.
222 Robert Rose Drive
Murfreesboro, Tennessee 37129

> **Re:** **National Health Investors, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **File No. 0-10822**

Dear Mr. Hopkins:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2009

Financial Statements

Acquisition of Real Estate, page 47

1. We note your purchase of four skilled nursing facilities from affiliates of Legend Healthcare for a price of $55.5 million during 2009. Please tell us how you evaluated the requirement to disclose Rule 3-14 financial statements for these facilities within a Form 8-K filing.

Signatures

2. In future filings please identify your principal financial officer. To the extent that Roger Hopkins also serves as your principal financial officer, please indentify him as serving this role. Please tell us how you intend to comply.

Exhibits

3. We note that you have incorporated by reference the form of exhibit 10.7 rather than the executed agreement. Please tell us why you have not filed an executed copy of this agreement to the extent such executed version continues to be a material contract. Please see Item 601(a)(4) and Instruction 1 to Item 601 of Regulation S-K.

Exhibit 31.2

4. Please amend your filing on Form 10-K to provide the certification of your principal accounting officer.

Comments on the Proxy Statement

Board of Directors and Committees of the Board, page 5

5. In future filings, please explain how the board's role in risk oversight has affected the leadership structure. Please refer to Item 407(h) of Regulation S-K. Please tell us how you intend to comply.

Compensation Discussion and Analysis, page 7

6. Please refer to Release 33-8732A, Section II.B.1. As noted therein, the Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers. In future filings, please explain the reasons for the differences in the amounts of compensation awarded to the named executive officers. For example, we note that Mr. Hopkins received a substantially smaller bonus than Mr. Hutchens, after excluding the signing bonus. Please see Item 402(b)(2)(vii) of Regulation S-K.

7. We note that the compensation committee reviews the compensation paid to officers in similar positions at peer group companies. Please tell us how your analysis of the peer group contributes to your compensation considerations and clarify if you engage in benchmarking total compensation or elements thereof. If you do not benchmark, please elaborate on the reasons you decided to pay your officers compensation that is "generally lower" than that of the peer group and clarify if any officer received compensation that is above the median of your peer group and the reason for such deviation. Please provide this disclosure in future filings and tell us how you intend to comply.

8. We note that Mr. Hutchens may receive "potential bonuses." In future filings, please disclose the specific FFO and dividend goals that must be achieved before Mr. Hutchens may receive the associated bonuses and the criteria associated with any determination to pay amounts less than the full potential amounts. Please provide us with a sample of such disclosure that will be included in future filings.

9. In future filings, please disclose the specific goals that must be achieved by your other named executive in order for them to receive bonuses. Please explain how you will determine whether Mr. Hopkins and Ms. Gaines have contributed to the achievement of your recurring FFO and dividend payout goals. Please provide us with a sample of such disclosure that will be included in future filings.

We urge all who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman, Staff Attorney, at (202) 551-3585 or Duc Dang, Staff Attorney at (202) 551-3386 with regard to legal comments.

Sincerely,

Kevin Woody
Branch Chief